SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 8-A


                For Registration of Certain Classes of Securities
                     Pursuant to Section 12(b) or (g) of the
                         Securities Exchange Act of 1934


                      FAMILY STEAK HOUSES OF FLORIDA, INC.
             (Exact name of registrant as specified in its charter)


                  Florida                                59-2597349
(State of Incorporation or organization)    (I.R.S. Employer Identification No.)


                             2113 Florida Boulevard
                          Neptune Beach, Florida 32266
                    (Address of principal executive offices)


       Securities to be registered pursuant to Section 12(b) of the Act:

     Title of Each Class                    Name of Each Exchange on Which
     to be so Registered                   Each Class is to be Registered
              None                                     N/A


Securities to be registered pursuant to Section 12(g) of the Act:

                            Rights to Purchase Junior
                          Participating Preferred Stock
                                (Title of Class)


The total number of pages is__________
The Exhibit Index is located on Page 5



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ITEM 1. DESCRIPTION OF REGISTRANT'S SECURITIES TO BE REGISTERED.

     On March 18, 1997, the Board of Directors of Family Steak Houses of Florida, Inc. (the "Company") declared a distribution of one Right for each outstanding share of common stock (the "Common Stock") of the Company. The description and terms of the Rights are set forth in a Rights Agreement between the Company and ChaseMellon Shareholder Services, Inc., as Rights Agent (the "Rights Agreement"). The following description does not purport to be complete and is qualified in its entirety by reference to the Rights Agreement which is attached as an exhibit and incorporated by reference. The distribution is to be made as of March 19, 1997 (the "Record Date") to the shareholders of record on that date. In addition, one Right will automatically attach to each share of Common Stock issued between the Record Date and the Distribution Date (as hereinafter defined). If the Rights become exercisable, each Right will entitle the registered holder to purchase from the Company one one-hundredth of a share of Junior Participating Preferred Stock (the "Preferred Stock") at a price of $5.00 (the "Purchase Price"), subject to adjustment.

     Initially, the Rights are not exercisable and are attached to and trade with all outstanding shares of Common Stock outstanding as of, and issued subsequent to, the Record Date. The Rights will separate from the Common Stock and will become exercisable upon the earliest of (i) the close of business on the tenth (10th) calendar day following the first public announcement that a person or group of affiliated or associated persons has acquired beneficial ownership of fifteen percent (15%) or more of the outstanding shares of Common Stock (an "Acquiring Person") (the date of such announcement being referred to as the "Stock Acquisition Date"), or the Record Date if the Stock Acquisition Date occurs before the Record Date, (ii) the close of business on the tenth
(10th) business day (or such other day as the Board of Directors may determine) after the date that a tender or exchange offer is first published, or sent or given if upon consummation a person or group would become the beneficial owner of fifteen percent (15%) or more of the outstanding shares of Common Stock (or fifteen percent (15%) or more of the total voting power), or (iii) the close of business on the tenth (10th) business day after a determination by the Board of Directors that any person is an "Adverse Person" (the earliest of such dates being herein referred to as the "Distribution Date").

     The Board of Directors may declare a person to be an Adverse Person after a determination that such person, alone or together with its affiliates and associates, has become the beneficial owner of ten percent (10%) or more of the outstanding shares of Common Stock or of voting securities representing ten percent (10%) or more of the total voting power, and a determination by the Board of Directors, after reasonable inquiry and investigation, that (i) such beneficial ownership by such person is intended to cause the Company to repurchase the Common Stock beneficially owned by such person or to cause pressure on the Company to take action or enter into a transaction or series of transactions which would provide such person with short-term financial gain under circumstances where the Board of Directors determines that the best long-term interests of the Company and its shareholders would not be served by taking such action or entering into such transaction or series of transactions at that time, or (ii) such beneficial ownership is causing, or is reasonably likely to cause, a material adverse impact on the business or prospects of the Company (including, but not limited to, impairment of relationships with customers, impairment of the Company's ability to maintain its competitive position, impairment


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of the Company's capital  position,  impairment of the Company's ability to meet the convenience and needs of the communities it serves, or impairment of the Company's business reputation or ability to deal with government agencies) to the detriment of the Company's shareholders.

     Until the Distribution Date (or earlier redemption, exchange or expiration of the Rights), (i) the Rights will be evidenced by the Common Stock certificates and will be transferred with and only with such Common Stock certificates, (ii) new Common Stock certificates issued after the Record Date, but before the Distribution Date, will contain a notation incorporating the Rights Agreement by reference, and (iii) the transfer of any certificates of Common Stock will also constitute the transfer of the Rights associated with the Common Stock represented by such certificate.

     The Rights are not exercisable until the Distribution Date and will expire at the close of business on March 17, 2007 (the "Expiration Date"), unless previously redeemed or exchanged by the Company as described below.

     As soon as practicable after the Distribution Date, the Rights Agent will mail Rights Certificates to holders of record of Common Stock as of the close of business on the Distribution Date and, thereafter, the Rights will be evidenced solely by such Rights Certificates. Rights shall be issued only on shares of Common Stock issued prior to the earlier of the Distribution Date or the Expiration Date.

     In the event that a Stock Acquisition Date occurs (except pursuant to certain business combinations described below or an offer for all outstanding shares of FSH Common Stock and all other voting securities which the independent and disinterested directors of FSH determine to be fair to and otherwise in the best interests of FSH and its shareholders) or the Board of Directors determines that a person is an Adverse Person, proper provision will be made so that each holder of a Right (other than an Acquiring Person, an Adverse Person or their associates or affiliates, or their transferee in certain circumstances, whose Rights shall become null and void) will thereafter have the right to receive upon exercise, in lieu of shares of Preferred Stock, that number of shares of Common Stock obtained by (x) multiplying the Purchase Price by the number of shares of Preferred Stock for which the Right was exercisable (y) divided by half of the lowest closing price per share of the Common Stock on any trading day in the twelve (12) months immediately prior to the Stock Acquisition Date or determination that a person is an Adverse Person.

     The Company may temporarily suspend, for no more than ninety (90) days, the exercisability of the Rights in order to prepare and file a registration statement as required by the Securities Act of 1933, as amended, with respect to the securities purchasable upon exercise of the Rights and to permit such registration statement to become effective.

     In the event that, at any time following the Stock Acquisition Date (i) the Company consolidates with, or merges with and into, any other person, and the Company is not the

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continuing  or  surviving  corporation,  (ii) any person  consolidates  with the
Company, or mergers with and into the Company and the Company is the continuing or surviving corporation of such merger and, in connection with such merger, all or part of the shares of Common Stock are changed into or exchanged for stock or other securities of any other person or cash or any other property, or (iii) the Company sells or otherwise transfers in one transaction or series of related transactions assets or earning power of the Company or its subsidiaries (taken as a whole) to any person or persons, each holder of a Right shall thereafter have the right to receive, upon exercise, common stock of the Principal Party (as defined in the Rights Agreement) to the transaction having a market value equal to two times the Purchase Price of the Right. The Principal Party shall thereafter be liable for and shall assume all obligations and duties of the Company pursuant to the Rights Agreement. Rights that are or were beneficially
owned  by  an  Acquiring   Person  or  an  Adverse  Person  may  (under  certain
circumstances specified in the Rights Agreement) become null and void.

     The Rights may be redeemed in whole, but not in part, at a price of $0.001 per Right, as such amount may be appropriately adjusted to reflect any stock split, stock dividend or similar transaction (the "Redemption Price"), by the Board of Directors only until the earliest of (i) the close of business on the tenth (10th) calendar day after the date on which a person is declared to be an Adverse Person, (ii) the close of business on the tenth (10th) calendar day after the Stock Acquisition Date, or (iii) the Expiration Date. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights will terminate and thereafter the only right of the holders of Rights will be to receive the redemption price.

     At any time after the Stock Acquisition Date occurs or the Board of Directors determines that a person is an Adverse Person, subject to certain exceptions, the Board of Directors may, at its option, exchange all or any part of the then outstanding and exercisable Rights for shares of Common Stock or equivalent equity security at an exchange ratio of one share of Common Stock or equivalent equity security per Right.

     The Purchase Price payable, and the number of shares of Preferred Stock or other securities or property issuable, upon exercise of the Rights are subject to adjustment from time to time to prevent dilution that would result from certain forms of distributions to holders of such Preferred Stock. With certain exceptions, no adjustment in the Purchase Price will be required until cumulative adjustments amount to at least one percent (1%) of the Purchase Price.

     The Company is not obligated to issue fractions of Rights except prior to the Distribution Date in certain circumstances nor to distribute Right Certificates which evidence fractional Rights. The Company is not obligated to issue fractions of Preferred Stock upon exercise of the Rights or to distribute certificates which evidence fractional shares of Preferred Stock. If the Company elects not to issue fractional shares of Preferred Stock, an adjustment in cash will be made in lieu thereof based on the fair market value of the Preferred Stock on the last trading date prior the date of exercise.

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     Any of the  provisions of the Rights  Agreement,  other than the Redemption
Price, the Expiration Date, the Purchase Price or the number of shares of Preferred Stock for which a Right is exercisable, may be amended by the Board of Directors of the Company at any time prior to the Distribution Date.

     After the Distribution Date, the Board of Directors may, subject to certain limitations set forth in the Rights Agreement, amend the Rights Agreement only to cure any ambiguity, defect or inconsistency, to shorten or lengthen any time period, or to make changes that the Company deems necessary and desirable and that do not adversely affect the interests of Rights holders (excluding the interests of an Acquiring Person, an Adverse Person, or their associates or affiliates).

     Until a Right is exercised, the holder will have no rights as a shareholder of the Company (beyond those as a holder of Common Stock), including the right to vote or to receive dividends. While the distributions of the Rights will not be taxable to shareholders or the Company, shareholders may, depending upon the circumstances, recognize taxable income in the event that the Rights become exercisable for shares of the Common Stock, other securities of the Company, other consideration or for common stock of an acquiring company.

     Preferred Stock purchased upon exercise of the Rights will be entitled to dividends of 100 times the dividends, per share, declared on the Common Stock (or any subdivision thereof). In the event of liquidation, holders of Preferred Stock will be entitled to a minimum preferential liquidating distribution of $10.00 per share, and after holders of the Common Stock have received distributions per share equal to $1.00, will be entitled to an additional ratable distribution from the remaining assets in an amount equal to 10 times the distribution made per share of Common Stock. The Preferred Stock shall have no voting rights; provided, however, that if at the time of any annual meeting of shareholders for the election of directors a default in six (6) consecutive dividends on such Preferred Stock exists, then the number of directors shall be increased by two (2) and all holders of Preferred Stock with dividends in arrears shall have the right to vote as a single class, excluding common stockholders, to elect two (2) such new directors. Directors so elected shall hold office for their full terms unless removed by the holders of Preferred Stock. When the directors' term of office ends and a default in Preferred Stock dividends no longer exists, the number of directors constituting the Board shall be reduced by two (2).

     The form of Certificate of Designation for the Preferred Stock and the Right Certificate are attached as Exhibits A and B, respectively, to the Rights Agreement (which is included as Exhibit 1 to this Form 8-A).

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ITEM 2. EXHIBITS.

 Exhibit 1 -  Shareholder Rights Agreement, dated March 18, 1997, between
              Family Steak Houses of Florida, Inc. and ChaseMellon Shareholder Services, Inc., as Rights Agent (including the form of Certificate of Designation for Junior Participating Preferred Stock and the form of Rights Certificate).

 Exhibit 2 -  Summary of Rights to be sent to shareholders of Family Steak
              Houses of Florida, Inc.

 Exhibit 3 -  Articles of Incorporation of Family Steak Houses of Florida, Inc.,
              as amended

 Exhibit 4 -  Amended and Restated Bylaws of Family Steak Houses of Florida,
              Inc.


                                    SIGNATURE

     Pursuant to the requirements of Section 12 of the Securities Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.



Dated: March 19,1997

                                           FLORIDA STEAK HOUSES OF FLORIDA, INC.





                                            By:/s/ Lewis E. Christman
                                               -------------------------
                                               Lewis E. Christman, President
                                               and Chief Executive Officer

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                                  EXHIBIT INDEX



                  Exhibit Index
Exhibit No.       Name of Item                               Sequential Page No.
-----------       ------------                               -------------------

     1 Shareholder Rights Agreement, dated March 18, 1997, between Family Steak Houses of Florida, Inc. and ChaseMellon Shareholder Services, Inc., as Rights Agent (including form of Certificate of Designation for Junior Participating Preferred Stock and for Rights)

     2 Summary of Rights to be sent to shareholders of Family Steak Houses of Florida, Inc.


     3    Articles  of   Incorporation       Incorporated by reference to Houses
          of  Family Steak                   of Florida, Inc., as amended
                                             Exhibit 3.01, 3.03 and 3.04 to the
                                             Corporation's Registration
                                             Statement on Form S-1, Registration
                                             Statement No. 33-1887

     4 Amended and Restated Bylaws of Family Steak Houses of Florida, Inc.